UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wikisoft Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

87961E103

(CUSIP Number)

Rasmus Refer

Gamle Carlsberg Vej 16, 2500 Valby, Denmark

800-706-0806

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Rasmus Refer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Valby, Denmark

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	7,000,000 SHARES(1)

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	7,000,000 SHARES(1)

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 7.7%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Rasmus Refer holds 3,500,000 shares in his own name 3,500,000 shares held by Wikisoft Holdings, of which he has voting and dipositive power.
(2)	Based on a total of 90,964,265 shares of the Issuer’s common stock outstanding as of June 15, 2021.

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ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Wikisoft Corp., a Nevada Corporation (the "Issuer"), and is being filed by Rasmus Refer (the “Reporting Person”). The Issuer's current principal executive offices are located at 315 Montgomery Street San Francisco, CA 94104.

ITEM 2.	IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Rasmus Refer (the “Reporting Person”). The business address of the Reporting Person is Gamle Carlsberg Vej 16, 2500 Valby, Denmark. The Reporting Person was previously the CEO of the Company from April 2019 to August 31, 2020 and Director of the Company from April 2019 to November 30, 2020. The Reporting Person is currently the Chairman, President, Chief Executive Officer, Chief Financial Officer and Director of Fastbase, Inc., a Nevada corporation. The Reporting Person is a citizen of Denmark.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to Shares in the Issuer that the Reporting Person owns and has the right to acquire in sixty days. The Reporting Person holds 3,500,000 shares in his own name and 3,500,000 shares held by Wikisoft Holdings, of which he has voting and dipositive power.

The Reporting Person acquired shares in the Issuer’s predecessor, Wikisoft Corp., a Delaware corporation, in January and February of 2017 in connection with investments and assets contributed to this predecessor company. The Reporting Person acquired shares in the Issuer in connection with an Agreement and Plan of Merger dated April 16, 2019 whereby shares of the Issuer were exchanged for shares of the Delaware corporation.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 7,000,000 shares or 7.7% of the Issuer’s issued and outstanding common stock as of June 15, 2021.

The Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4. The Reporting Person may, from time to time, determine to acquire additional Common Stock, to dispose of some or all of his Common Stock, discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders, or others or take such other action as he deems appropriate. The Reporting Person reserves the right to change his intentions and adopt plans or proposals in the future that could result in any of the transactions specified in clauses (a) through (j) of Item 4, or any other transaction which the Reporting Person believes could enhance shareholder value.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 7,000,000 shares of Common Stock of the Issuer, representing approximately 7.7% of the Issuer's common stock (based upon 90,964,265 outstanding shares of common stock as of June 15, 2021 as reported in the Company’s Registration Statement on Form S-1 filed with the SEC on June 15, 2021).

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	Aside from the following, the Reporting Person has not effected any transactions in shares of common stock in the past 60 days. On July 8, 2021, the Reporting Person gifted 72,895,078 shares of common stock to Modern Art Foundation Inc.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Agreement and Plan of Merger dated April 16, 2019 (Incorporated by reference to Exhibit 3.6 of the Company’s Form 10 Filed with the SEC on January 6, 2021).

Executive Contract with Rasmus Refer, dated June 12, 2020 (Incorporated by reference to Exhibit 10.1 of the Company’s Form 1-A Filed with the SEC on July 1, 2020.)

Agreement with Fastbase Inc. dated March 1, 2018 (Incorporated by reference to Exhibit 10.7of the Company’s Form 10 Filed with the SEC on January 6, 2021).

Loan Agreement with Fastbase, Inc. dated June 1, 2020. (Incorporated by reference to Exhibit 10.13 of the Company’s Form 10 Filed with the SEC on January 6, 2021).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

By: /s/ Rasmus Refer

Rasmus Refer

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